SECURITIES AND EXCHANGE COMMISSIONER
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                SHONEY'S, INC.
                               (Name of Issuer)

                     Common Stock, $1 par value per share
                        (Title of Class of Securities)

                                  825039 10 0
                                (CUSIP Number)

                                Daniel W. Small
                                Attorney at Law
                                  Suite 250,
                             3100 West End Avenue
                          Nashville, Tennessee 37203
                                (615) 385-1005
                (Name, Address, and Telephone Number of Person
                       Authorized to Receive Notices
                            and Communications)

                                March 28, 1995
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 825039 10 0

______________________________________________________________________________
1.   Names of Reporting Persons S. S. or I.R.S. Identification Nos.
     of Above Persons


                               Raymond L. Danner
                        Social Security No. ###-##-####

______________________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                 (a)   ( )
                                                                 (b)   ( )

______________________________________________________________________________
3.   SEC Use Only

______________________________________________________________________________
4.   Source of Funds (See Instructions)

                                      OO

______________________________________________________________________________
5.   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
                                                                       ( )

______________________________________________________________________________
6.   Citizenship or Place of Organization

                           United States of America

______________________________________________________________________________

  Number of         7.   Sole Voting Power:           4,159,133
   Shares              _______________________________________________________
 Beneficially
  Owned by          8.   Shared Voting Power:         90,169
    Each               _______________________________________________________
Reporting Person
    With            9.   Sole Dispositive Power:      4,159,133
                       _______________________________________________________

                   10.   Shared Dispositive Power:    90,169
______________________________________________________________________________

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 4,249,303(1)
______________________________________________________________________________
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                                                                     ( )
______________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11):

                                  10.26%(2)
______________________________________________________________________________

14.  Type of Reporting Person (See Instructions)

                                    IN
______________________________________________________________________________

Item 1.    Security and Issuer.
           -------------------

      This Statement relates to the $1 par value common stock of Shoney's, Inc., 1727 Elm Hill Pike, Nashville, Tennessee 37210.

Item 2.    Identity and Background.
           -----------------------

      (a) The person filing this Statement is Raymond L. Danner, a natural person;

      (b) Mr. Danner's business address is Suite 510, 2 International Plaza, Nashville, Tennessee 37217;

      (c) Mr. Danner's present principal occupation or employment is as Chairman of The Danner Company, which company owns interests in various other companies unrelated to Shoney's, Inc. The Danner Company has its principal business address at Suite 510, 2 International Plaza, Nashville, Tennessee 37217;

      (d) Mr. Danner has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

      (e) Mr. Danner has not been a party, during the last five years, to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and

      (f)  Mr.  Danner is a citizen of the United States of America.

- ---------------
     (1) Mr. Danner disclaims beneficial ownership of 83,068 shares held in the name of his wife and 7,101 shares that his wife holds as Custodian for their minor son.

     (2) This is based on the number of shares that the Company reports to be outstanding at February 7, 1995 in its proxy materials for the 1995 Annual Meeting of Shareholders.

Item 3.    Source and Amount of Funds or Other Consideration.
           -------------------------------------------------

      Mr. Danner was a founder of Shoney's, Inc. (sometimes referred to herein as the "Company") and served for approximately 20 years as Chairman and Chief Executive Officer. Mr. Danner has acquired the subject securities (the "Shares") over many years beginning in 1968, principally for cash through purchase or the exercise of options granted him by the Company as well as through stock splits and dividends. Mr. Danner no longer serves Shoney's, Inc. in any official capacity.

      Mr. Danner disposed of 2,694,444 shares of the Company's common stock pursuant to one certain Capital Contribution Agreement (the "Contribution Agreement") between himself and the Company dated September 15, 1992. Pursuant to the Contribution Agreement, Mr. Danner contributed the 2,694,444 shares to the Company in connection with a settlement of a civil action then pending in the United States District Court for the Southern District of Florida styled Haynes, et al. v. Shoney's, Inc., et al., No. 89-30093 RV. Mr. Danner was a defendant in that action (the "Haynes litigation").

      Mr. Danner's most recent acquisition of shares of Shoney's, Inc. was on July 15, 1993, when he acquired 3,000 shares of the Company for a cash purchase price of $14.875 per share. No portion of the purchase price was borrowed.

Item 4.    Purpose of Transaction.
           ----------------------

      This filing is made as a result of a proposal made by Mr. Danner on March 28, 1995 to the Company regarding his offer, as further described below, to return as the Company's Chief Executive Officer.

      As a founder and former Chairman and Chief Executive Officer of Shoney's, Inc., Mr. Danner holds the Shares for investment. Mr. Danner has been concerned about the Company's management and performance for several years. He resigned from the Board of Directors of the Company effective June 30, 1993. Among the reasons that he cited for his resignation, he stated that he had observed a continuous decline in the quality of service at Shoney's Restaurants, that his recommendations to former and current management to end the trend and to return Shoney's to the high level of quality and customer service, for which Shoney's was at one time famous, had been rejected. He stated also that, in his opinion, current management policies had not had the effect of increasing either the quality of the food and service of Shoney's or the stock price. Mr.
Danner suggested in June of 1993 that he could understand Shoney's steady quality and share-price decline only in light of management's "new" but, in the view of Mr. Danner, ineffective, policies. Mr. Danner further stated his belief to the Company that the Company had reneged on a contract to purchase all of the Shares.

        Mr. Danner continued to monitor and to evaluate the Company's reported operations and results, reports that he received from disgruntled customers and Shareholders, as well as the market price of the Shares.

      Then, in May of 1994, the Company announced an amendment and restatement of its "shareholder rights" plan (the "Poison Pill" or "Plan") that had the result of making it virtually impossible for Mr. Danner to acquire even one additional share in the Company without triggering the punitive provisions of the Plan. Subsequently, Mr. Danner submitted a shareholder proposal (the "Shareholder Proposal") pursuant to Rule 14a-8 of the Rules and Regulations of the Securities and Exchange Commission ("Commission"). The Shareholder Proposal provides that the Company should redeem the Poison Pill. The Shareholder Proposal is included in the Company's Proxy Materials for the 1995 Annual Meeting of the Company's Shareholders scheduled for April 18, 1995.

      The Company offered to amend the Plan in an unspecified, mutually satisfactory manner if Mr. Danner would withdraw the Shareholder Proposal. Mr. Danner declined. The Company has included in the 1995 Proxy Materials a lengthy rebuttal of Mr. Danner's Shareholder Proposal ("Statement in Opposition"). Mr. Danner has advised the Company that he believes the Statement in Opposition to be materially misleading.

      The Company announced on or about March 31, 1995, that it had "reached agreement" with Institutional Investor Services, Inc. to amend the Poison Pill (the "New Amendment") and to present the Plan to the 1996 Annual Meeting of the Company's Shareholders for an "advisory vote." Mr. Danner is concerned that the New Amendment does not adequately permit the Shareholders to obtain the rights described in his Supporting Statement for the Shareholder Proposal. Mr. Danner may comment further in this regard in the future and may, in accordance with Regulation 14A under the Act, communicate with Shareholders about this and other matters.

      During the period after June 30, 1993, Mr. Danner believes that the quality of Shoney's has continued to decline. He has received verbal reports and complaints about the reputedly bad food or service at various Shoney's (and Shoney's affiliated) restaurants.

      In approximately January of 1995, Shoney's announced that its current Chairman and Chief Executive Officer was resigning effective year-end 1995 or upon the naming of his successor. The Company announced that it had named a "Search Committee" to fill this position.

      Concomitantly, during the period after June 30, 1993, the price of Shoney's common voting stock has generally declined. Immediately prior to March 28, 1995, the price of the Shares closed at less than $10, a decline believed to be more than 50% during the preceding 12 months. Because of the concerns that Mr. Danner has for the customers, Shareholders, and franchisees of Shoney's, as well as his own personal investment in and commitment to Shoney's, Mr. Danner offered by letter of March 28, 1995, to return to the Company as Chairman, Director, and Chief Executive Officer. He stated that the "purpose of this letter is to express my commitment to help Shoney's, Inc. address its current problems." (Copies of Mr. Danner's letters to the Company of March 28 and March 29, 1995, are attached hereto as Exhibits 1 and 2 and incorporated herein by reference (the "Letters").)

      Mr. Danner made the following offer to the Board in the March 28, 1995 Letter:

      First, noting that, the share price has dropped to less than $10.00 (close of business March 27, 1995), Mr. Danner opined that the "continuing collapse of Shoney's share price emphasizes Shoney's need for experienced management with in-depth knowledge of the Company's operations." He said further that:

      "Shoney's just doesn't have any time to waste. I think it would be a mistake to continue looking for people who don't already know Shoney's, inside and out."

      "For all these reasons, I am today offering to return to Shoney's as its Chief Executive Officer and Chairman of the Board. I am willing to serve as CEO and Chairman for a total cash compensation of $1.00 per year, plus stock options".

Mr. Danner described the stock options as becoming valuable "only after the stock price reaches $20.00 per share."

      Mr. Danner stated that he was available immediately to begin work and to do his best to help the Company through this difficult period.

      However, because of Mr. Danner's belief that some of the harsh racial accusations made against him needed to be addressed at the outset, Mr. Danner restated his absolute commitment to a continuation and enhancement of the affirmative action and equal employment opportunity goals of the Company. He made it a condition to his offer that a representative of the plaintiffs in the Haynes litigation (described in Item 3) be offered a seat on the Company's Board.

      Mr.  Danner's offer was conditioned upon the following matters:

      1. The Board of Directors was to eliminate immediately all of its own Board and Committee compensation;

      2. The Board was to make available four (4) Board seats for nominees to be selected by Mr. Danner (one of them being the representative of the plaintiffs from the Haynes litigation); and

      3. The Board was to appoint Mr. Danner to the retiring Chairman's Board seat (as his successor) and to name him as Chairman and Chief Executive Officer with wide latitude in all aspects of management and operations of the Company, pursuant to a written agreement.

In addition, as an investor and the Company's largest shareholder, Mr. Danner asked to be fully informed of any pressing operational and financial matters.

      By letter of March 29, 1995, Mr. Danner clarified the reasons for his offer and further addressed the issue of Board compensation. He stated that he wanted to clarify his reasons for volunteering for service to the Company. He stated to the Board members that over the years a number of people, including mutual friends, have invested a substantial amount of their future in Shoney's. Mr. Danner stated that his interest is to restore the "patterns for success" that have been, in his view, lost, with a view toward rebuilding the value of their investment. In that letter Mr. Danner stated that he wanted Board compensation to be fair to all concerned. He said: "Once we have established our team, and the respective committees for the Company, we will then meet and decide upon compensation that is fair for the Company and the Directors. I however still stand by my offer of $1.00 per year total cash compensation (including Board and Committee fees)."

      The Company responded by advising Mr. Danner by letter of March 31, 1995, that it was treating his letter as an application for the Chief Executive Officer's position (see Exhibit 3, Letter from Victoria B. Jackson to Raymond L. Danner dated March 30, 1995.)

      Since March 28, 1995, Mr. Danner has had informal, general discussions about his offer, as well as about the performance of the Company, with certain members of the Company's Board of Directors. He has been contacted by franchisees, by customers, by certain Directors, by Shareholders, and by members of the press in connection with the offer. A representative of Mr. Danner contacted an institutional investor to determine that investor's position on the Shareholder Proposal and tried to make the institutional investor aware verbally of Mr. Danner's offer (which, according to a representative of the institutional investor, the Company had already disclosed to such investor.)

      A group of the Company's franchisees has endorsed Mr. Danner's offer to the Company. (See Exhibit 4 - Memorandum from the NASIF Board of Directors to the Shoney's Board of Directors dated March 31, 1995.)

      On April 4, 1995, Mr. Danner sent a letter to the Chair of the Shoney's Search Committee asking about the status of his offer. (See
Exhibit 5, Letter from Raymond L. Danner to Victoria B. Jackson dated April 4, 1995.) He has not yet received a reply to this letter.

      On April 6, 1995, in light of the Shoney's lack of response to his offer to return as Chief Executive Officer, Mr. Danner sent a letter to the Company withdrawing his offer. (See Exhibit 6, Letter from Raymond L. Danner to the Company dated April 6, 1995.)

      In addition, Mr. Danner remains committed to the approval of the Shareholder Proposal. In this regard, and as a right of a Shareholder, Mr. Danner has requested that the Company furnish him with a list of Shareholders (a request that has been withdrawn without prejudice to Mr. Danner's ability to request it again in the future) and to permit him to inspect the Company's alphabetical Shareholders' List. The Company has notified Mr. Danner that he may inspect, but not copy, the said list.

      Mr. Danner expects to continue to give and to receive communications from the Board of the Company and others. For instance, Mr. Danner has received a number of letters of support for his offer and he has received also a number of "$1.00" contributions (apparently in response to his offer to work for $1.00 total cash compensation).

      Mr. Danner reviews from time to time the Company's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, Mr. Danner may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional Shares through open market purchases, privately negotiated transactions, or otherwise. Alternatively, such actions may involve the sale of all or a portion of the Shares in the open market, in privately negotiated transactions or otherwise. Mr. Danner may also, consistent with the requirements of Regulation 14A, communicate with other Company shareholders regarding the Company's performance generally. Except as set forth above, Mr. Danner has no plan or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Company.
         -------------------------------------

      (a) Mr. Danner owns directly, with sole voting and dispositive authority, 4,159,133 shares of the Company. The Company states in its current proxy materials that it has 41,405,113 shares outstanding at February 7, 1995. Consequently, Mr. Danner owns beneficially approximately 10.0% of the subject securities.

      Mr. Danner disclaims beneficial ownership of the following shares pursuant to Rule 13d-4:

      1.  Shares held by his wife: 83,068; and

      2.  Shares held by his wife as Custodian for their son: 7,101.

The aggregate number of the securities as to which Mr. Danner disclaims beneficial ownership is 90,169 ( approximately .26% of the class).

      (b) Mr. Danner has had no transactions in the subject class of securities in the past sixty days.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

      (e)  Not applicable.

      Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

      Except as disclosed above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits.
           --------------------------------

      The following Exhibits are filed herewith:

Exhibit 1:     Letter of Raymond L. Danner to Board of Directors,
               Shoney's, Inc., dated March 28, 1995

Exhibit 2:     Letter of Raymond L. Danner to Board of Directors,
               Shoney's, Inc., dated March 29, 1995

Exhibit 3:     Letter of Victoria B. Jackson to Ray Danner, dated March
               30, 1995

Exhibit 4: Memorandum of the NASIF Board of Directors to Shoney's Board of Directors

Exhibit 5:     Letter of Raymond L. Danner to Victoria Jackson, dated
               April 4, 1995

Exhibit 6: Letter of Raymond L. Danner to Board of Directors, Shoney's, Inc., dated April 6, 1995

Exhibit 7:     Letter of Daniel W. Small to Robert D. Tuke, dated
               March 28, 1995

Exhibit 8:     Letter of Robert D. Tuke to Daniel W. Small, dated
               March 29, 1995

Exhibit 9:     Letter of Daniel W. Small to Robert D. Tuke, dated
               March 30, 1995

Exhibit 10:    Letter of Raymond L. Danner to Shoney's, Inc., dated
               March 31, 1995

Exhibit 11:    Letter of Daniel W. Small to Robert D. Tuke, dated
               April 3, 1995

Exhibit 12:    Letter of Robert D. Tuke to Daniel W. Small, dated
               April 4, 1995

Exhibit 13: Capital Contribution Agreement dated September 15, 1992 by and between Shoney's, Inc. and Raymond L. Danner

Exhibit 14: Agreement dated September 15, 1992 by and between Shoney's, Inc. and Raymond L. Danner

Exhibit 15: Escrow Agreement dated September 15, 1992 among Shoney's, Inc., Raymond L. Danner and Equitable Trust Company

Exhibit 16:    Press Release dated April 7, 1995

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 6, 1995                   /s/ Raymond L. Danner
                                           --------------------------------
                                           Raymond L. Danner